[redacted]

10029758

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-47278

REPORT FOR THE PERIOD BEGINNING **1/1/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Julian LeCraw Realty Advisors, Inc.

OFFICIAL USE ONLY
____

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Atlanta Technology Center, Suite 200, 1575 Northside Drive, N.W.

Atlanta	**Georgia**	**30318-4208**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bobby West **(404) 352-2800**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)
(Name ... if individual, state last, first, middle name)

SEC
Mail Processing
Section

Jones and Kolb

MAR 01 2010

Ten Piedmont Center, Suite 100	**Atlanta**	**GA**	**30305**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

Financial Statement Presentation and Classification

Oath or Affirmation

I, **Robert Lee Walker** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Julian LeCraw Realty Advisors, Inc.**, as of **12/31/09** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

[signature]
Signature

President / CEO
Title

Subscribed and sworn to before me this 25th day of February, 2010

Kathy Giddens
Notary Public

KATHY GIDDENS NOTARY PUBLIC EXP. 11/23/2012 COBB COUNTY, GEORGIA

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income (loss).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [x] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [x] (m) A copy of the SIPC supplemental report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

---

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

Note: Various exchanges may require an additional letter of attestation.

JULIAN LECRAW REALTY ADVISORS, INC.

ATLANTA, GEORGIA

REPORT ON AUDITS OF FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

JULIAN LECRAW REALTY ADVISORS, INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

Jones and Kolb
Certified Public Accountants
Atlanta, Georgia

INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders of
Julian LeCraw Realty Advisors, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheets of Julian LeCraw Realty Advisors, Inc. as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Julian LeCraw Realty Advisors, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7-9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, we have determined that Julian LeCraw Realty

Advisors, Inc., during the year ended December 31, 2009, was in compliance with the exemptive provisions of Rule 15c3-3(k)(2)(i) and (ii) in that it carried no margin accounts, handled no customer funds or securities and held no funds or securities for, or owed no money or securities to its customers. We have also determined that Julian LeCraw Realty Advisors, Inc. had no liabilities subordinated to claims of creditors at December 31, 2009. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jaron and Kolb

February 25, 2010

JULIAN LECRAW REALTY ADVISORS, INC.
BALANCE SHEETS
DECEMBER 31, 2009 AND 2008

ASSETS

		2009		2008
CURRENT ASSETS				
Cash	$	10,887	$	23,963
Due from affiliates		28		-
Total assets	$	10,915	$	23,963

LIABILITIES AND STOCKHOLDERS' EQUITY

		2009		2008
CURRENT LIABILITIES				
Accrued expenses	$	250	$	250
STOCKHOLDERS' EQUITY				
Preferred stock, no par value, 100,000 shares authorized; none issued and outstanding				
Common stock, $1 par value, 1,000,000 shares authorized; 500 shares issued and outstanding		500		500
Additional paid-in capital		226,764		219,024
Retained earnings (deficit)		(216,599)		(195,811)
Total stockholders' equity		10,665		23,713
Total liabilities and stockholders' equity	$	10,915	$	23,963

The accompanying notes to financial statements are an integral part of these statements.

JULIAN LECRAW REALTY ADVISORS, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES		
Escrow fees and other income	$ 45	$ 619
Total revenues	45	619
OPERATING EXPENSES		
Escrow fees and service charges	1,225	225
Registration fees	469	650
Professional fees (Note 4)	7,000	11,211
Overhead allocation	7,740	7,740
Outside services	3,625	3,000
Other (Note 4)	774	695
Total operating expenses	20,833	23,521
NET INCOME	$ (20,788)	$ (22,902)

The accompanying notes to financial statements
are an integral part of these statements.

JULIAN LECRAW REALTY ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
BALANCE December 31, 2007	500	$ 500	$ 201,990	$ (172,909)	$ 29,581
Contribution of capital			17,034		17,034
Net income				(22,902)	(22,902)
BALANCE December 31, 2008	500	500	219,024	(195,811)	23,713
Contribution of capital			7,740		7,740
Net income				(20,788)	(20,788)
BALANCE December 31, 2009	500	$ 500	$ 226,764	$ (216,599)	$ 10,665

The accompanying notes to financial statements are an integral part of these statements.

JULIAN LECRAW REALTY ADVISORS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (20,788)	$ (22,902)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Change in due from affiliates	(28)	-
Change in accrued expenses	-	(14,639)
Total adjustments	(28)	-
Net cash provided by (used in) operating activities	(20,816)	(37,541)
CASH FLOW FROM FINANCING ACTIVITIES		
Contribution of capital	7,740	17,034
NET CHANGE IN CASH	(13,076)	(20,507)
CASH		
Beginning of year	23,963	44,470
CASH		
End of year	$ 10,887	$ 23,963

The accompanying notes to financial statements are an integral part of these statements.

JULIAN LECRAW REALTY ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Julian LeCraw Realty Advisors, Inc. (the "Company"), a Georgia corporation incorporated April 27, 1994, was formed as a broker/dealer to sell interests in real estate limited partnerships sponsored by an affiliate. The Company commenced doing business during 1995.

B. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

C. The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

D. The Company, with the consent of its stockholders, has elected to be taxed as an S-Corporation. Accordingly, income or loss from the Company will be combined with the income and expenses of the individual stockholders. The Company itself is not a taxpaying entity for purposes of Federal or state income taxes; therefore, no income taxes are recorded in the accompanying financial statements.

2. RELATED PARTY TRANSACTIONS

The Company is operated out of the office of an affiliate which has identical ownership. Occupancy, compensation and commission expenses are not charged by the affiliate to the Company. Further, the Company does not charge or collect commissions for its services in marketing affiliated limited partnership offerings. Accordingly, the Statements of Income and Cash Flows are not representative of revenues or expenses that would be incurred by an independent company. However, during 2007 the affiliate began charging for overhead expenses and then contributed the allocated amount to the Company as additional paid in capital (Note 4). The amount allocated and contributed was $7,740 during 2009 and 2008. The Company is dependent on fee income and capital contributions from its owners and their affiliates in order to operate.

3. REGULATORY NET CAPITAL

The Company is required to maintain a minimum of $5,000 of net capital for regulatory purposes. According to regulations, assets such as due from affiliates, prepaid expenses, fixed assets, intangible assets and deferred costs are not allowable for purposes of computing regulatory net capital. If the Company's net capital falls below 120% of the minimum required, it must notify the regulatory agency and cease doing business until net capital is restored to 120% of the minimum level. At December 31, 2009, the Company reported $10,637 of net capital, which meets the net capital requirement.

4. PRIOR PERIOD ADJUSTMENT

During 2009, the Company was subject to a regulatory examination and it was determined that the amount contributed by an affiliate for overhead should be accounted for as additional paid-in capital rather than other income. Accordingly, additional paid-in capital and retained earnings as of December 31, 2007 and 2008 have been restated by reducing retained earnings and increasing additional paid-in capital by $15,480 as of December 31, 2008 and $7,740 as of December 31, 2007. There was no net impact on regulatory net capital as a result of these adjustments.

5. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2010, the date these financial statements were issued.

JULIAN LECRAW REALTY ADVISORS, INC.
COMPUTATION OF NET CAPITAL
(Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2009

Total stockholders' equity from balance sheet	$ 10,665
Less non-allowable asset - due from affiliate	(28)
Net capital	$ 10,637

See Independent Accountants' Report.

JULIAN LECRAW REALTY ADVISORS, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the Securities Exchange Act of 1934)
DECEMBER 31, 2009

	Reported in Unaudited Part II A FOCUS Report	Difference	Reported in Audited Financial Statement
Total stockholders' equity from balance sheet	$ 10,664	$ 1	$ 10,665
Less non-allowable assets	(28)		(28)
"Haircuts"			
Net capital	$ 10,637	$ 1	$ 10,637

The $1 difference is due to rounding

See Independent Accountants' Report.

JULIAN LECRAW REALTY ADVISORS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS		
Liabilities	$	250
BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirement	$	5,000
Net capital		10,637
Excess net capital	$	5,637
Percentage of aggregate indebtedness to net capital		2.35%

See Independent Accountants' Report.

Jones and Kolb
Certified Public Accountants
Atlanta, Georgia

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Julian LeCraw Realty Advisors, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of Julian LeCraw Realty Advisors, Inc. for the year ended December 31, 2009, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones and Koller

February 25, 2010

Jones and Kolb
Certified Public Accountants
Atlanta, Georgia

INDEPENDENT AUDITORS' REPORT ON THE SIPC
ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Julian LeCraw Realty Advisors, Inc.
Atlanta, Georgia

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Julian LeCraw Realty Advisors, Inc. and the Securities Exchange Commission, solely to assist you and the other specified parties in evaluating compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments in Form SIPC-7T with respective cash disbursement records and entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047278 FINRA DEC
JULIAN LECRAW REALTY ADVISORS INC 12*12
1575 NORTHSIDE DR NW STE 100-200
ATLANTA GA 30318-4243

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

2/3/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Julian LeCraw Realty Advisors
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 4 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: